Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM	September 23, 2011
NYSE: SVM

SILVERCORP FILES LAWSUIT IN NEW YORK AGAINST STOCK MANIPULATION SCHEME

VANCOUVER, British Columbia – September 23, 2011 – Silvercorp Metals Inc. a Canadian based mining company, (“Silvercorp” or the “Company”) on September 22, 2011 filed a lawsuit in New York County Supreme Court charging defendants Chinastockwatch.com, Jerry Katz, Alfredlittle.com, Alfred Little, Simon Moore, and several “John Doe” defendants with spreading “false, defamatory and fraudulent” information about Silvercorp on the Internet and in letters to the media and regulators. Silvercorp charged that the defendants did so to drive down the price of Silvercorp’s stock in order to make their short positions in the stock more profitable.

A “short sale” is a transaction in which a person sells shares the person does not own, and then borrows the same number shares to deliver when the sale is formally settled. Ultimately, the person buys the shares, hopefully at a much lower price, to “cover” or pay off the stock loan. A short sale’s profitability is determined by how much the stock price drops in excess of the cost of borrowing the stock.

Silvercorp’s complaint in the casenotes that during August 2011, market data began to reveal a potential short selling manipulation scheme. The number of Silvercorp shares out on loan, jumped dramatically from 3% of total shares outstanding at the beginning of August to almost 14% at the end of the month. Thus, by the end of the month short positions in Silvercorp stock represented approximately 23 million shares. Historically demand to borrow Silvercorp shares has lagged below peer companies, but beginning around mid-August, demand to borrow Silvercorp shares surged above that for peer companies.

Silvercorp charged that, beginning on August 29, 2011 and continuing up to the present, defendants have posted on the chinastockwatch.com and alfredlittle.com websites and sent anonymous letters to the British Columbia Securities Commission, the Ontario Securities Commission, Silvercorp’s auditors at Ernst & Young, and various financial media outlets that falsely and maliciously allege that Silvercorp’s financial statements and its resource deposits were overstated, among other false and defamatory statements. Following these statements, Silvercorp’s stock price dropped sharply – as much as 20% in a day on unusually high trading volumes – before partially recovering as Silvercorp came forward with information in the form of bank statements, government records and other documents to rebut the defendants’ false allegations.

Silvercorp has sued the defendants for defamation, unjust enrichment, trade libel and tortious interference, and deceptive acts and practices. As a result of the conduct charged, Silvercorp has asked the court to order the defendants to pay compensatory and punitive monetary damages, to order that the defendants’ profits from their short selling activities should be disgorged to

Silvercorp or imposed with a constructive trust and paid as the court may direct, and to order the defendants to remove false statements about Silvercorp from their websites and not to repeat such misconduct, among other relief. Silvercorp is represented in this matter by the law firm of K & L Gates LLP.

“This is the first step on our journey to hold participants of this scheme, or those who otherwise defamed the Company, harmed its shareholders and manipulated the capital markets accountable” commented Dr. Rui Feng, Silvercorp’s chairman.

As previously reported, Silvercorp also promptly reported defendants’ misconduct to law enforcement and regulatory authorities in both Canada and the United States, and is cooperating with their inquiries. As further reported, Silvercorp has appointed a special committee of independent directors, assisted by independent counsel and KPMG Forensics Inc., to look into the matter. The independent directors on the committee are Robert Gayton, an Accounting Ph.D., Paul Simpson, an attorney, and Earl Drake, Canada’s former ambassador to China.

The Company has also retained senior legal counsel Leon Getz, Q.C. of the firm of Getz Prince Wells to assist and facilitate the work of legal counsel to the Independent Committee. Additionally, Howard Shapray Q.C. of the firm of Shapray Cramer LLP has been retained to manage related legal matters in Canada including, the filing of criminal complaints with the Commercial Crimes Unit and the Integrated Market Enforcement Team (IMET) of the Royal Canadian Mounted Police, interface with Securities Regulators to assist them in completing their investigations to protect the investing public from fraudulent schemes and market abuses, as well as the filing of legal proceedings in the Canadian courts against individuals who post false and malicious defamatory statements of and concerning Silvercorp.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. The Company is developing its GC silver-lead-zinc mine in the Guangdong Province and recently acquired the BYP gold-lead-zinc mine in Hunan province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorpmetals.com.